                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER        3235-0145
                                                     EXPIRES:   OCTOBER 31, 1994
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE... 14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO._______)*


                          LOMAS FINANCIAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                                Common Stock**
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)



                                   541535100
                                   ---------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ----------
** The amount reflected in Item 9 of the cover pages may include Common Stock issuable upon exercise of Warrants to Purchase Common Stock (CUSIP 541535118) and conversion of its 9% Convertible Debentures due 2003 (CUSIP 541535AA8). In the aggregate, Merrill Lynch & Co., Inc. beneficially owns 132,527 shares of Common Stock, 302,766 Warrants, and $11,686,000 principal amount of Convertible Debentures.

CUSIP NO. 541535100                   13G             PAGE   2   OF   6 PAGES

 1      NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch & Co., Inc.

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                                                             (a) [_]
                                                             (b) [_]

 3      SEC USE ONLY

 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        5       SOLE VOTING POWER

                None

        6       SHARED VOTING POWER

                1,068,005

        7       SOLE DISPOSITIVE POWER

                None

        8       SHARED DISPOSITIVE POWER

                1,068,005

 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,068,005

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        N/A

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.1%

12      TYPE OF REPORTING PERSON*

        HC, CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G



Item 1 (a)    Name of Issuer:
              ---------------

               Lomas Financial Corporation

Item 1 (b)    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

               1600 Viceroy Drive
               Dallas, Texas 75235

Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch & Co., Inc.

Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch & Co., Inc.
               World Financial Center, North Tower
               250 Vesey Street
               New York, New York  10281

Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages

Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2 (e)     CUSIP Number:
               ------------

               541535100

Item 3

     Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company in accordance with (S) 240.13d-1(b)(ii)(G).

Item 4    Ownership
          ---------

     (a)   Amount Beneficially Owned:

     See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co. (the "Reporting Person") disclaims beneficial ownership of the securities of Lomas Financial Corporation referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company covered by these statements.

                               Page 3 of 6 Pages

     (b)   Percent of Class:

               See Item 11 of Cover Pages

     (c)   Number of shares as to which such person has:

          (i)     sole power to vote or to direct the vote:

               See Item 5 of Cover Pages

          (ii)     shared power to vote or to direct the vote:

               See Item 6 of Cover Pages

          (iii)    sole power to dispose or to direct the disposition of:

               See Item 7 of Cover Pages

          (iv)   shared power to dispose or to direct the disposition of:

               See Item 8 of Cover Pages

Item 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------

               Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

               Not Applicable

Item 7  Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
               Security Being Reported on by the Parent Holding Company.
               --------------------------------------------------------

               See Exhibit A

Item 8  Identification and Classification of Members of the Group.
        ---------------------------------------------------------

               Not Applicable

Item 9  Notice of Dissolution of Group.
        -------------------------------

               Not Applicable

Item 10   Certification.
          -------------

     By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 4 of 6 Pages

Signature.
- ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995    Merrill Lynch & Co., Inc.

                         /s/ David L. Dick
                         -------------------------
                         Name: David L. Dick
                         Title: Assistant Secretary

                               Page 5 of 6 Pages

                           EXHIBIT A TO SCHEDULE 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


     Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to Rule 13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group") and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI") is a holding company pursuant to Rule 13d-1(b)(1)(ii)(G), which is the general partner of Merrill Lynch Asset Management, L.P. d/b/a/ Merrill Lynch Asset Management, ("MLAM").

     Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a Delaware corporation with its principal place of business at 250 Vesey Street, New York, New York, is a wholly-owned direct subsidiary of ML&Co. and a broker-dealer registered under section 15 of the Securities Exchange Act of 1934 (the "Exchange Act").

     ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of the common stock of Lomas Financial Corporation by virtue of its control of its wholly-owned subsidiary, PSI.

     PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of the common stock of Lomas Financial Corporation by virtue of its wholly-owned subsidiary, MLAM.

     MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of less than 5% of the common stock of Lomas Financial Corporation by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

     Pursuant to (S) 240.13d-4, ML&Co., MLPF&S, ML Group, PSI and MLAM disclaim beneficial ownership of the securities of Lomas Financial Corporation and the filing of this Schedule 13G shall not be construed as an admission that any such entity is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of Lomas Financial Corporation other than securities held in MLPF&S proprietary accounts.

                               Page 6 of 6 Pages